Filed by Tailwind Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Tailwind Acquisition Corp.

Commission File No. 001-39489

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Agenda and presenters insurance use case introduction 2 ▪Business overview and strategy ▪Cyber, cyber insurance, and ▪Overview of our differentiated cloud-native unified analytics platform ▪Financial profile: revenue growth, margin expansion, and financial strength John Ferrari CFO / CAO Jason Crabtree CEO / Co-Founder

Disclaimer This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Tailwind Acquisition Corp. (“Tailwind”) and QOMPLX, Inc. (“QOMPLX”). The information contained herein does not purport to be all-inclusive and none of Tailwind, QOMPLX or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Tailwind, QOMPLX, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. Forward-Looking Statements Certain statements made in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Tailwind and QOMPLX, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Tailwind’s and QOMPLX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Tailwind and QOMPLX. These statements are subject to a number of risks and uncertainties regarding Tailwind’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions generally and competitive factors impacting the businesses of any of Tailwind, QOMPLX, Sentar, Inc. (“Sentar”) and RPC Tyche LLP “Tyche”); the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement entered into with respect to the Business Combination; the inability of QOMPLX to consummate the acquisition of Sentar or Tyche or the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement for such acquisition; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of Tailwind for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Tailwind, QOMPLX, Sentar and Tyche; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Tailwind’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; inaccuracies for any reason in the estimates of expenses and profitability and the projected financial information (including on a pro forma basis giving effect to the acquisitions of Hyperion Gray, LLC, Sentar and Tyche) for QOMPLX; and other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S4, dated March 25, 2021, filed by Tailwind with the SEC and those included under the header “Risk Factors” in Tailwind’s Annual Report on Form 10K. There may be additional risks that are presently unknown or believed to be immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Tailwind’s and QOMPLX’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Tailwind and QOMPLX anticipate that subsequent events and developments will cause these assessments to change. However, while Tailwind and QOMPLX may elect to update these forward-looking statements at some point in the future, Tailwind and QOMPLX specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Tailwind’s or QOMPLX’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Non-GAAP Financial Measures This Presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Organic Revenue Growth, Gross Margin, Adjusted EBITDA and Adjusted Gross Profit. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing QOMPLX’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. 3

Disclaimer (cont’d) Tailwind and QOMPLX believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to QOMPLX’s financial condition and results of operations. Tailwind and QOMPLX believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing QOMPLX’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Use of Projections This Presentation contains financial forecasts with respect to QOMPLX’s projected financial results for its fiscal years 2021 through 2024. Further, certain of these projected financial results give pro forma effect to QOMPLX’s acquisition of Hyperion Gray and its proposed acquisitions of Sentar and Tyche. QOMPLX’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of QOMPLX, on a stand-alone or a pro forma basis for its acquisitions of Sentar, Tyche and Hyperion Gray, or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, Tailwind and QOMPLX rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither Tailwind nor QOMPLX has independently verified the accuracy or completeness of any such third-party information. Additional Information In connection with the transactions contemplated by the Business Combination Agreement, Tailwind has filed with the SEC a Registration Statement including a preliminary prospectus and preliminary proxy statement. Tailwind will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This Presentation is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Tailwind will send to its stockholders in connection with the Business Combination. Investors and security holders of Tailwind are urged to read, when available, the proxy statement/prospectus in connection with Tailwind’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Tailwind as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: 1545 Courtney Avenue, Los Angeles, CA 90046. Participants in the Solicitation Tailwind, QOMPLX and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Tailwind’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Tailwind’s directors and officers in Tailwind’s filings with the SEC, including the Registration Statement filed with the SEC by Tailwind, which includes the proxy statement of Tailwind for the Business Combination. The names and interests of QOMPLX’s directors and executive officers are also in the Registration Statement filed with the SEC by Tailwind, which includes the proxy statement of Tailwind for the Business Combination.. Trademarks This Presentation contains trademarks, service marks, trade names and copyrights of Tailwind, QOMPLX and other companies, which are the property of their respective owners. 4

5 We leverage data to transform risk into opportunity.

6 We apply our cloud-native software, data, and domain expertise to discover, quantify, optimize, and ﬁnance critical [cyber, insurance,...] risks.

for their unique risks using data. 7 Our clients use our uniﬁed analytics platform to map, quantify, and plan

We unify data across diverse teams and functions. 8

9 Our secure cloud-native data architecture is an accelerant.

Uniﬁed cloud native risk management 10 Ongoing Simulations “What happens if?” Continuous Learning “What to do now?” “What to do soon?” Constant Updates “Where have I been?” “Where am I now?”

11 Unified Data Fabric QOMPLX Risk Cloud is a uniﬁed data fabric that can securely collect, ingest, orchestrate and contextualize diverse data at global scale.

Urgency of leveraging data, cyber security, and vendor bloat Model / Data Explosion & Variety 70%  80% Amount of Data That is Unstructured (1) Need more signal and less noise Organizations require a Risk Cloud for timely, unified, and informed decision-making Assuring data security and operational continuity - downside of data Costs of Data Breaches $1T Cybercrime costs in 2020 (2) Architectural Complexity & Interconnectedness 1000 to 10K Vendors Compliance Week & Alavo 2019 Survey Results (3) Managing supply chain risks and consolidating vendors 2 McAfee, The Hidden Costs of Cybercrime, 2020. 12 1 IDC, WekaIO Redefining What Digitally Transforming Enterprises Should Expect from Unstructured Storage Platforms, 2021. (3) Compliance Week and Aravo: Third Party Governance & Oversight 2019 Survey Results, 18% of survey respondents indicated their companies work with 1000 third parties and 16% of respondents in indicated they work with more than 10K compan ies. Hyper-Complexity

Current state of data analytics 80% Current data plumbing Preparation & Data Engineering)1 20% In-depth analysis work 1Data preparation accounts for about 80% of the work of data scientists, Forbes 13 Most organizations have skilled resources that spend the majority of their time on data cleansing, preparation, or engineering before they can perform in-depth analysis.

We make data intensive infrastructure simple 20% Data plumbing 80% In-depth analysis work 1Data preparation accounts for about 80% of the work of data scientists, Forbes 14 QOMPLX provides immediate value by flipping the paradigm and democratizing access to data and analytics.

Pre-built use cases and Q:OS platform outperform home grown and internal integration eﬀorts 15 Homegrown efforts ▪Costly ▪Time consuming ▪Ineffective ▪Functionality gaps ▪More vendors & management ▪Fight infrastructure QOMPLX cloud-native SaaS platform ▪Focus on business problems ▪Deploy faster ▪Secure, stable, & scalable ▪Superior functionality & performance ▪Improved transparency (data lineage and core controls) QOMPLX

16 Risk qualification Risk discovery Risk mitigation & remediation Continuous risk assessment Risk management Customizable Analytics Simulation Modeling Scalable Data Storage Complex Data Orchestrations Reliable Data Ingestion Data sources Databases Enterprise Applications Third-Party APIs APM and Log Data IOT Unstructured & Web Data Data outputs Real-Time Analytics Ad Hoc Data Science Model and Data Marketplace Operational Reporting Data and Model Lineage QOMPLX core secure data factory QOMPLX Risk Cloud Unify your data and power economic risk quantiﬁcation, mitigation & response

Improved experience and ROI financial impact and needs ▪Orchestrate data, models and 17 Increased Performance ▪Rapidly ingests and transforms both structured and unstructured data ▪Scalable cloud infrastructure grows with customer data ▪Continuously ingests data to derive and enrich findings third party applications Deep Contextual Understanding ▪Contextual data insights with risk quantification & prioritization based on ▪Retains data & model lineage ▪Data exploration and visualization tools ▪Advanced modeling & simulations Intuitive User Experience ▪Shared data context across the organization in a unified data fabric ▪Single cloud-native platform ▪Ready-to-use reporting ▪Reconfigurable in minutes ▪Reduced burden on DevOps and IT resources Democratized Access to Data & Systems ▪Get to better insights and action faster ▪Non-technical users can perform in-depth data analysis and find insight ▪Pre-built ingestion and transformation libraries ▪Fosters collaboration among business units

QOMPLX:

Our history

One platform universally accessible.
Deployed globally and operating at scale.

2015
Real-Time Unified Data Fabric
Common data fabric, data integration, unified storage and search, and rich data orchestration

2015
Cyber Critical Controls Infrastructure
Active Directory (On Premise) → Cloud Identity → Virtual Identity

2018
Cloud Security Telematics
Data, models, logs, and application analytics for hybrid cloud

2019
Insurance
Adjustably automated underwriting, insurance telematics, risk modeling and data science

2020
Risk Data Fusion
Inside out and outside in views of cyber and operational risks

2021
Open Platform
Direct access of core data platform for broad set of risk categories

Founded to democratize data-driven decision-making with scalable distributed systems

18

Massive & expanding TAM $164.2B 10% YoY Analytics 3 Software 2 Gartner, Forecast Analysis: Information Security and Risk Management, Worldwide, 2020. IDC, Worldwide Big Data and Analytics Software Forecast, 2020. RBC Cyber Insurance, Munich Re, 2020; Global Insurance Telematics Market, Kenneth Research, 2019; Kenneth Research, 2020. IDC, Worldwide IT Operations Management Software Forecast, 2020. (1) (2) (3) (4) 19 Total Addressable Market $39.1B Insurance $11.6B IT Operations Management 4 $66.8B Big Data & Analytics $46.7B Cyber Software 1 8%+ YoY 8%+ YoY 11%+ YoY 11%+ YoY

20 We apply our cloud-native software, data, and domain expertise to discover, quantify, optimize, and ﬁnance critical cyber risks.

1 Source: The Atlantic, OPM Announces More Than 21 Million Affected by Second Data Breach. The Wall Street Journal, SolarWinds Hackers’ Attack on Email Security Company Raises New Red Flags. 21 QOMPLX has been developing the most effective solution for Active Directory/Kerberos and SAML authentication security since 2015. Jan 12, 2021 July 9, 2015 How it started How it is going

The two most pivotal emerging categories for security ▪Identity & Authentication Assurance ▪Data Fusion 22 QOMPLX delivers: ▪QOMPLX Identity Assurance to stop identity forgeries for humans and machines on the network and in the cloud ▪QOMPLX Data Fusion integrates and contextualizes this identity data and ingests other traditional sources (e.g. logs, firewalls, endpoints, windows event logs, sysmon) to improve observability across cyber tools operations enablement are: QOMPLX re-establishes trust on enterprise networks in both on-premise and cloud environments QOMPLX Identity Assurance keeps track of every one of the billions of daily active authentication transactions on large global networks - all streaming, all in-memory, all in real-time 2 1 On-premise networks depend on Active Directory and the Kerberos protocol that issues the keys which control the enterprise The Cloud depends on SAML-based authentication and is often connected to Active Directory Attackers can go undetected with forged and falsified authentication to compromise Identity Attackers easily bypass today’s perimeter, endpoint, and SIEM tools

INSIDE OUT VIEW Privilege/Identity) 23 Continuous Risk Assessment and Loss Control Risk Mitigation & Remediation CLIENT SPECIFIC TELEMETRY Other tools/sensors + logs + APM OUTSIDE VIEW External Exposure Monitoring Risk Quantification Risk Discovery GLOBAL VIEW Internet Infrastructure Monitoring INFORMED RISK MANAGEMENT INTELLIGENT VIEW OF CYBER RISK Too much hype and not enough quantitative or ﬁnancial rigor

Identity Assurance (IA ▪ On-Premise Authentication Validation & Analytics ▪ Hybrid Cloud Architecture Extensions Privilege Assurance (PA Attack Modeling & Analysis Fusion & Analytics Structured & Unstructured Data Managed Analytics ▪ ▪ ▪ ▪ Ingest Analyze Model Persist ▪ Managed Identity Assurance & Privilege Assurance External Exposure Monitoring Managed Detection & Response (MDR Risk Monitoring ▪ ▪ Risk Cloud Cloud Security ▪ Threat Detection & Analytics ▪ Investigation & Response ▪ Risk Quantification ▪ ▪ Posture Scan & Score Network Risk Score & Resilience Score Cyber Data Enrichment Marketplace Data + Models + Connectors ▪ 24 The QOMPLX Risk Cloud – applied to cyber security

25 Cyber insurance is a fast-growing and volatile catalyst driving industry adoption of data out of necessity.

Cyber telematics data — embedded insurance and risk ﬁnance Legacy risk measurement and tracking does not account for modern cyber risks. + 26 ▪Cyber Underwriting-as-a-Service ▪Cyber Claims Handling ▪Superior Risk Management, Loss Control, and Mitigation More accurate & comprehensive view of accumulated risks and exposures - outside in scans, inside-out (privilege, authentication and logs), Internet infrastructure health Legacy practices can lead to inaccurate pricing and dangerous accumulation of related exposures

27 Cyber security is just one area where embedded insurance and ﬁnancial services based on data are the future.

(1)Source https://data.oecd.org/insurance/insurance-spending.htm , all percentages as approximations. 28 Insurance is 11% of US GDP and $5 trillion worldwide.(1) QOMPLX delivers on the dynamic risk discovery, quantiﬁcation, and optimization needed to revolutionize this industry.

29 QOMPLX powers our clients’ ability to discover, quantify, mitigate, and respond to risk with data like never before.

QOMPLX:

Insurance solutions

QOMPLX:INSURANCE

Insurance Models | Analytics Software | Business Solutions

Underwriting Decision Platform

- End-to-end Insurance Lifecycle Management
- Underwriting Rule & Model Automation
- Portfolio Management

Hazard, Exposure and Loss Modeling

- Enterprise Risk Modeling-as-a-Service
- Advanced data scrubbing
- Peril Model Store
- Browser-based plus API access

Tyche[(1)]

Insurance Studio & Software

- Tyche Pricing System
- Tyche Exposure and Accumulation
- Tyche Capital Model
- Tyche Reserving Model

Insurance Operations Solutions

RubiQon

MGA/OPS BPaaS Platform

- Risk Assessment
- Risk Quantification
- Risk Mitigation/Loss Control
- Insurance Underwriting
- Specialty Claims

(1) This information is subject to the closing of the Tyche acquisition.

30

Data Connectors 31 Continuous Learning Cycle Data Sets Marketplace for Data Connectors, Algorithms, and Models Data Streams Continuous Learning Cycle ML/AI Decision Support, Button-up Modeling, & Automation Engine Real-time Situational Awareness Engine Pre-processing, Analysis, Top-down Modeling Risk requires learning at organizational scale Continuous learning requires operational processes and automation — intelligently managed

Underwriting Decision Platform Pricing Fusion & Analytics Structured & Unstructured Data Capital Model ▪ ▪ ▪ ▪ Ingest Analyze Model Persist Risk Cloud Reserving Model Hazard, Exposure, & Loss Model Optimization Models and Simulation RubiQon - MGA/OPS BPaaS Platform Marketplace Data + Models + Connectors 32 The QOMPLX Risk Cloud – applied to insurance

33 Our single uniﬁed analytics platform powers all of the essential software tools and data used by our domain experts across [cyber, insurance, ... ].

Uniﬁed platform supports expert vertical-based growth Verticals 34 Expansion: Classified Environments | Air-Gapped Networks Today: Commercial Cloud Infrastructure Partners QOMPLXOS Unified Platform) Other Insurance Cybersecurity

Analytics 35 Customizable ■ Data-Intensive Batch Processing (Spark) ■ Large-scale Stream Processing (Flink) ■ High speed actuarial data science engine Simulation Modeling Scalable Data Storage ■ TimeSeriesDB ■ Graph-as-a-Service ■ Key-Value Store ■ Document-oriented DB ■ Object Storage ■ RDBMS ■ Wide-column Store ■ Indexing Engine Complex Data Orchestrations Reliable Data Ingestion ■ Algorithms ■ Datasets ■ Data and model lineage ■ Model tuning and performance ■ Data Enrichment ■ Notebook Analytics & Reporting Data sources Databases Enterprise Applications Third-Party APIs APM and Log Data IOT Unstructured & Web Data Data outputs Real-Time Analytics Ad Hoc Data Science Model and Data Marketplace Operational Reporting Data and Model Lineage ■ AI/ML & Domain Models ■ Domain-specific Languages ■ Simulation Worlds ■ Autonomous Agents ■ Automated Planning ■ Flexible Cloud Input/Output Connectors ■ High throughput Web Crawling ■ Managed Messaging (Kafka) ■ Scalable Data Workflow Orchestration ■ Streaming Rules Engine & Library Our core data factory is our competitive advantage Uniﬁed Analytics Infrastructure provides common authentication access control, permissions, provenance

$141M 46% Sustainable & Fast Growth Defined as any revenues related to a contract over 1 year in length. Calculated as beginning recurring revenue plus expansion/price increases minus churn, divided by beginning recurring customer revenue. (1) (2) 36 Note: Financials reflect pro forma entity for Hyperon Gray, Sentar and Tyche acquisitions. Fiscal year ends on 12/31. 114% Net Revenue Retention Rate2 Strong Retention 136% in Commercial Business) $160B TAM Massive Addressable Market 98 Customers Robust Customer Base 77% Recurring Revenue 1 Predictable Revenue QOMPLX at a glance QOMPLX enables organizations to integrate data to drive better risk-weighted decisions. FY21E PF Revenue Significant Scale FY21E PF Revenue Growth

Our go-to-market (GTM) strategy Industrial Experts Financial Services Aerospace & Defense Government Manufacturing & Logistics Healthcare Frictionless Test Flights Divisions Geographic Coverage North America Europe Asia Pacific Middle East & North Africa South America Marketplace 37 Rank & File Scalable Inside Sales Team & Self Service Departments Midmarket Enterprise Technology Marketplace Integrations ▪Live cyber ranges and analytics ▪Demonstration cases ▪Use case templates C Level Majors Distribution Partnerships Accelerators Proven sales model driven by domain expertise Multi-faceted approach to high-velocity, low-friction distribution expertise

38 Richard Kelley Vice President, Applied Research Randy Clayton Chief Delivery Officer Chad Kite Vice President, Sales Abha DasGupta Chief Strategy Officer Natalie Alexander Vice President, People Common Core Business Functions Andrew Jaquith Conan Ward Chief Information SecurityPresident & GM, Rubiqon Officer & GM, Cyber & Insurance Operations Alastair Speare-Cole President & GM, Insurance Analytics Alun MarriottDarren Kraabel Managing Partner, Tyche President, Sentar Go-To-Market Leadership John Ferrari CFO / CAO Andrew Sellers CTO / Founder Jason Crabtree CEO / Founder Executive Team Senior executive team

QOMPLX diﬀerentiation 39 Solution delivery model with scalable SaaS core alongside exceptional domain experts Fast growth with a strong recurring revenue base with significant margin expansion potential and visibility Substantial installed base and massive TAM to support long-term growth, fueled by urgency in cybersecurity risks Leading provider of end-to-end, mission critical analytic workflows for cyber, insurance and enterprise risk solutions

QOMPLX standalone business momentum 2 Calculated as beginning recurring revenue plus expansion/price increases minus churn, divided by beginning recurring customer revenue. 3 Non GAAP. 40 Note: Fiscal year ends on 12/31. 1 For calendar year ending 12/31/2020. 75% Organic Revenue Growth FY21E3 78% Gross Margin (FY21E3 139% Net Revenue Retention (NRR 12 0% Churn Rate1 3.6 CAC Payback (Months)1 8.5x LTV / CAC Ratio1

Recent and targeted acquisitions strengthen QOMPLX platform 41 Strategic benefits: ▪ Customer acceleration through key government customers / contract vehicles ▪ Aids in QOMPLX’s expansion into industrial control systems and healthcare security ▪ Supports QOMPLX expansion to national security analytics and cyber mission Strategic benefits: ▪ Adds elite offensive research and development talent to QOMPLX ▪ Extends QOMPLX data, external scanning and internet sensor capabilities and data feeds ▪ Accelerates cyber detection library Strategic benefits: ▪ Positions QOMPLX as the core data platform for next-gen insurance underwriting, risk and capital modeling ▪ Customer acceleration through large insurer and reinsurer client use cases World-class cyber R&D organization with projects, including a search engine for web vulnerabilities, dark web data, internet sensor networks, and cyber event/breach database Specialty insurance underwriting, capital modeling and actuarial analytics platform leveraging unique technology and actuarial science experience across P&C and life insurers Cyber intelligence and analytics solutions provider protecting mission-critical systems with risk-driven intelligence, operations and analytics support

98 77% key metrics Recurring Revenue(1) Customers Net Revenue 3) Based on recurring revenue from customers. 42 Note: Financials reflect pro forma entity for Hyperon Gray, Sentar and Tyche acquisitions. Fiscal year ends on 12/31. 1)Defined as any revenues related to a contract over 1 year in length. 2)Calculated as beginning recurring revenue plus expansion/price increases minus churn, divided by beginning recurring customer revenue. 114% Retention Rate(2) 136% in Commercial Business) 4.2 Years Avg. Tenure of Customer Top 203) $4.1M Avg. Revenue Per Customer (Top 20 46% FY21E PF Revenue Growth QOMPLX Pro Forma